Exhibit 12.1
DISCOVER FINANCIAL SERVICES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)

	For the Calendar Years Ended December 31,			For the Fiscal Years Ended November 30,		For the One Month Ended December 31, 2012
	2015	2014	2013	2012	2011
Earnings:
Income before income tax expense	$3,612	$3,694	$3,944	$3,753	$3,511	$274
Losses from unconsolidated investees	50	29	18	12	5	1
Total earnings	$3,662	$3,723	$3,962	$3,765	$3,516	$275
Fixed charges:(1)
Total interest expense	$1,263	$1,134	$1,146	$1,331	$1,485	$103
Interest factor in rents	6	5	5	6	5	1
Total fixed charges	$1,269	$1,139	$1,151	$1,337	$1,490	$104
Combined fixed charges and preferred stock dividends:(1)
Total interest expense	$1,263	$1,134	$1,146	$1,331	$1,485	$103
Interest factor in rents	6	5	5	6	5	1
Preferred stock dividends	59	60	60	—	—	—
Total combined fixed charges and preferred stock dividends	$1,328	$1,199	$1,211	$1,337	$1,490	$104
Earnings before income tax expense and fixed charges	$4,931	$4,862	$5,113	$5,102	$5,006	$379
Earnings before income tax expense and combined fixed charges and preferred stock dividends	$4,990	$4,922	$5,173	$5,102	$5,006	$379

Ratio of earnings to fixed charges	3.9	4.3	4.4	3.8	3.4	3.6
Ratio of earnings to combined fixed charges and preferred stock dividends	3.8	4.1	4.3	3.8	3.4	3.6

(1)
Fixed charges are the sum of interest expense, amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of interest within rental expense. Combined fixed charges and preferred stock requirements are the sum of interest expense, amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of interest within rental expense and preference security dividend requirements.